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                                                                    EXHIBIT 99.1


                        [FRB|WEBER SHANDWICK LETTERHEAD]


FOR IMMEDIATE RELEASE
JANUARY 31, 2002

                    QIAO XING ANNOUNCES $32 MILLION CONTRACT
                        FOR CDMA PHONES FROM CHINA UNICOM

             REPRESENTS SINGLE LARGEST ORDER IN QIAO XING'S HISTORY

         COMPANY EXPECTS SIGNIFICANT REVENUE AND EARNINGS GROWTH IN 2002

GUANGDONG, CHINA (JANUARY 31, 2002) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), the second largest and one of the fastest growing telephone manufacturers in China, today announced that it has received an order for 200,000 CDMA phones, valued at approximately $32 million, from the Sichuan branch of Guangdong Jin Zhong Hua Telecom Service Inc., the sales agent for China Unicom (NYSE: CHU).

Under the terms of the contract, an initial set of Qiao Xing T300 CDMA mobile phones will be delivered in the current first quarter to be followed by additional shipments throughout 2002. The phones, which will be branded under the Qiao Xing name, will be sold through Jin Zhong Hua's retail stores in China's Sichuan province.

Jin Zhong Hua represents China Unicom's authorized sales agent in over 30 provinces and cities in China. With over 300,000 users, Jin Zhong Hua represents one of the largest telecommunications service providers in China. Jin Zhong Hua has indicated that it expects to spend approximately $120 for CDMA mobile phones from various manufacturers, including Qiao Xing.

Commented Qiao Xing Universal Telephone, Inc. Chairman Rui Lin Wu, "We are pleased to have been selected to supply China's premier telecommunications company with Qiao Xing's highly anticipated CDMA mobile phones. We believe this is a clear testament of Qiao Xing's superior technology, brand name recognition and ability to handle large production orders, which is particularly important considering China's strong demand for CDMA technology.

"We are also extremely pleased with this milestone contract as it represents Qiao Xing's single largest order since its founding nearly 10 years ago. This contract is expected to significantly improve our revenue and earnings for 2002 because of both the size of the order and its margins, which are considerably higher than our traditional products. We look forward to continuing to update you on our progress in expanding in China's emerging CDMA market," concluded Mr. Wu.


                                     -more-
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Qiao Xing Universal Telephone
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ABOUT CHINA UNICOM

With annual sales in excess of $3.2 billion, China Unicom Limited (NYSE: CHU) is the country's leading provider of integrated telecommunications services, offering a range of services, including cellular, paging, long distance, data and Internet services to approximately 4.2 million cellular and 43.5 million paging subscribers. The Company reported sales in excess of $3.2 billion for its most recent twelve-month period.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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